Exhibit (a)(5)(B)

Portland, Oregon

November 5, 2012

FOR IMMEDIATE RELEASE

CASCADE CORPORATION DIRECTORS APPROVE DIVIDEND

Cascade Corporation (NYSE: CASC) - Robert C. Warren, Jr., President and Chief Executive Officer of Cascade Corporation, announced today that the Board of Directors has declared a regular quarterly dividend of $0.35 per share, payable on November 26, 2012, to shareholders of record as of November 15, 2012.

Shareholders of record on the November 15th record date will receive the dividend even if their shares have been tendered pursuant to the tender offer announced by Toyota Industries Corporation (“TICO”) and its subsidiary, Industrial Components and Attachments II, Inc. (“Purchaser”), prior to the record date.

Forward Looking Statements:

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 which include, among others, statements relating to our expectations with respect to global lift truck demand and future levels of business activity. Readers are cautioned that a number of factors could cause our actual results to differ materially from any results indicated in this release or in any other forward-looking statements made by us, or on our behalf. These include, among others, factors related to general economic conditions, interest rates, the impact of the European debt crisis on our European market and the global economy, performance of our manufacturing facilities, and the cyclical nature of the materials handling and construction equipment industries. Further, historical information should not be considered an indicator of future performance. Additional considerations and important risk factors are described in our reports on Form 10-K and 10-Q and other filings with the Securities and Exchange Commission (“SEC”).

About Cascade Corporation:

Cascade Corporation, headquartered in Fairview, Oregon, is a leading international manufacturer of materials handling products used primarily on lift trucks. Additional information on Cascade is available on its website, www.cascorp.com.

Contact

Joseph G. Pointer

Chief Financial Officer

Cascade Corporation

Phone (503) 669-6300

Email: investorrelations@cascorp.com

Cascade Corporation November 5, 2012 Page 2

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Cascade common stock or any other securities. TICO and Purchaser have filed a tender offer statement on Schedule TO with the SEC, as amended from time to time, and the offer to purchase shares of Cascade common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO Cascade has filed a related Solicitation/Recommendation Statement on Schedule 14D-9. Investors and security holders are urged to read both the tender offer statement, as filed and as it may be amended from time to time, and the solicitation/recommendation statement, as filed and as it may be amended from time to time, because they contain important information regarding the offer. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Cascade Corporation, Investor Relations at 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718, Tele. No. (503) 669-6210. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Toyota Industries Corporation, c/o MORROW & CO., LLC, 470 West Avenue, Stamford, Connecticut 06902 or by calling toll-free 800-662-5200 or emailing info@morrowco.com.